Item 77D - SunAmerica Senior Floating Rate
Fund, Inc.

The Board of Directors of the Registrant amended the principal investment strategy of the SunAmerica
Senior Floating Rate Fund, Inc. (the "Fund") to permit investments in credit default swaps (both credit default swaps on credit indices (CDX) and single name CDS), non-U.S. dollar securities and currency transactions. Accordingly, effective July
28, 2014, a supplement to the Fund's Prospectus and Statement of Additional Information describing these changes was filed pursuant to Rule 497 of the Securities Act of 1933, as amended, and is incorporated by reference (SEC Accession No.
0001193125-14-282154).